Exhibit 99.1

MATERIAL ACT OR FACT DISCLOSURE POLICY OF SUZANO S.A.

1.PURPOSE

1.1.The purpose of this Policy is to establish guidelines and procedures to be observed by the Company and Individuals Subject to the Policy (as defined below) for the disclosure of Material Act or Fact, pursuant to CVM Resolution No. 44/21, as amended, in order to prevent the misuse of Privileged Information and ensure the fair approach regarding the Company’s investors.

1.2.This Policy is in accordance with the following basic principles:

(a)Compliance with current legislation and regulations issued by CVM and SEC;

(b)Commitment to best corporate governance practices; and

(c)Transparency and fairness of approach.

2.INDIVIDUALS SUBJECT TO THE POLICY

2.1.The following individuals (“Individuals Subject to the Policy”) are obliged to observe the rules and guidelines established in this Policy:

(a)the Company;

(b)the Controlling Shareholders;

(c)the Directors, members of Other Management Bodies;

(d)Relevant Employees; and

(e)Suppliers and Service Providers.

2.2.The individuals indicated in items “b”, “c”, “d”, and “e” above shall, at the time of their hiring, election, promotion or transfer, sign the Term of Acceptance pursuant to paragraph 1 of article 16 of the CVM Resolution No. 44/21, according to the model in Annex 1 of the Company’s Securities Trading Policy, by which they will declare they are aware of all the terms of this Policy and are obligated to comply with them.

2.2.1.The Term of Acceptance must remain filed at the Company’s headquarters while its signatory maintains a link with the Company and for a minimum of five (5) years after its termination.

2.3.As a guarantee of compliance with all the terms contained in this Policy, it will be possible to conclude a confidentiality agreement with the Suppliers and Service Providers. In case of Suppliers and Service Providers acting in a profession subject to rules of confidentiality and professional secrecy, in accordance with the rules applicable to the exercise of the profession, the execution of a

Exhibit 99.1

confidentiality agreement may be waived at the Company’s discretion.

2.4.The Company, in a discretionary management of the Policy, may request that other individuals not expressly referred to in the item 2.1 above, but who may have knowledge of a Material Act or Fact not yet disclosed to the market, enter into the Term of Acceptance and/or a confidentiality agreement.

3.DEFINITIONS

3.1.Whenever used in this Policy, capitalized terms shall have, both the singular and the plural, the following meanings:

Controlling Shareholder(s): shareholder or group of shareholders that exercises, directly or indirectly, the Controlling Power of the Company, even though not bound by a shareholders’ agreement.

Directors: members of the Board of Directors and Statutory Management.

Material Act or Fact: has the meaning assigned to it in the item 4 of this Policy.

Relevant Employees: any employee, regardless of the position, function or title exercised in the Company, Controlling Shareholders, Associated Companies, or Subsidiaries, be aware of, or may become aware of, a Material Act or Fact on the Company’s social businesses not yet disclosed to the market, or also regarding the Company’s quarterly and annual financial statements that have not yet been disclosed to the market.

Associated Companies: companies in which the Company has significant influence, under the terms of the Brazilian Corporate Law.

Company: Suzano S.A.

Spouse, Partner or Dependent: spouses or partners and/or any other dependent included in the annual income tax return.

Subsidiaries: companies in which the Company holds the Controlling Power.

CVM: Brazilian Securities and Exchange Commission.

Other Management Bodies: members and their respective alternates, when applicable, of the Non- Statutory Executive Board of Officers, Audit Board, Statutory Audit Committee, Advisory Committees of the Board of Directors and any other bodies with technical or advisory functions, created or to be created by the Company, by statutory provision or by any other of Management Bodies referred to herein.

Non-Statutory Officers: those officers who hold senior positions in the Company’s management, but who do not have a statutory position, including, but not limited to, the Functional Officers.

Market Management Entities: stock exchanges and, if applicable, organized over-the-counter market entities in which the Company’s Securities are or will be admitted for trading, as applicable, in Brazil or abroad.

Suppliers and Service Providers: all individuals or legal persons that have a commercial, professional

Exhibit 99.1

or trust relationship with the Company, such as independent auditors, consultants, financial institutions, securities analysts, distribution system institutions, advisors, lawyers, accountants, outsourced workers and suppliers contracted by the Company, its Subsidiaries or Associated Companies, who are aware of, or may become aware of a Material Act or Fact not yet disclosed to the market or, also, regarding the Company’s quarterly and annual financial statements which have not yet been released to the market.

Inside Information: information related to Material Act or Fact until it is disclosed to regulatory agencies, Market Management Entities and other similar entities, and simultaneously to shareholders and investors in general. It is also considered as inside information those related to the quarterly or annual financial statements not yet disclosed to the market.

“Brazilian Corporation Law”: means Law No. 6,404 of December 15, 1976, as amended.

Relevant Trading: means the business or set of businesses by means of which the interest of a certain shareholder or group of shareholders acting jointly or representing the same interest, directly or indirectly, exceeds, up or down, the thresholds of five percent (5%), ten percent (10%), fifteen percent (15%), and so on, of a kind or class of shares representing the Company’s share capital, extending to (i) the acquisition of any rights over the shares and other Securities; (ii) execution of any derivative financial instruments referenced to Shares, even if there is no provision for physical settlement. The classification of a transaction as Relevant Trading shall observe the criteria established by article 12 of CVM Resolution 44.

Individuals Subject to the Policy: individuals identified in the item 2.1 above.

Controlling Power: power effectively used to direct social activities and guide the operation of the Company’s bodies, directly or indirectly, de facto or de jure. There is a relative presumption of control held by a shareholder or group of Shareholders that holds an equity interest which have assured the absolute majority of the votes among the shareholders attending to the last three of the Company’s’ general meetings, even if not actually holding an absolute majority of the total voting shares.

Policy: means this Material Act or Fact Disclosure Policy of Suzano S.A.

CVM Resolution No. 44/21: means CVM Resolution No. 44, dated as of August 23, 2021, as amended.

SEC: Securities and Exchange Commission of the United States of America.

Term of Acceptance: term of acceptance to the Policy is the document to be signed pursuant to article 17, paragraph 1 of CVM Resolution No. 44/21, according to the model in Annex 1 of the Company’s Securities Trading Policy.

Securities: any assets that, by law, are deemed to be security issued by the Company or referring to them, including shares, debentures, subscription bonuses, receipts and subscription rights, promissory notes issued by the Company, call or put options, indices and derivatives of any kind, any other securities or collective investment agreements, as well as agribusiness receivables certificates backed by corporate debts of the Company, and any securities convertible into shares and certificates of deposit of shares issued in Brazil and abroad, such as the American Depositary Receipts - (ADRs). The defined term “Securities” also covers those assets referring to Securities of Subsidiaries, Associated Companies or Parent Companies, when expressly mentioned in the terms of the Policy.

4.DEFINITION OF MATERIAL ACT OR FACT

Exhibit 99.1

4.1.For the purposes of this Policy, in accordance with the provisions of CVM Resolution No. 44/21, a Material Act or fact is any decision of Controlling Shareholders, resolution of the general meeting or of the Company’s management bodies, or any other act or fact of a political-administrative, technical, business or economic-financial nature occurred or related to its business that could influence in a measurable way:

(a)at the value of the Securities issued by the Company or referenced thereto;

(b)in the decision of the investors to buy, sell or maintain the Securities; or

(c)in the decision of the investors to exercise any rights inherent to the condition of holder of Securities.

4.1.1.Considering the definition above and the provisions of the item 4.1.2 below, the following are examples of potentially Material Act or fact, among others, :

(a)signing of an agreement or contract to transfer the Company’s share control, even if under suspensive or resolutive condition;

(b)change in the control of the Company, including through execution, amendment or termination of shareholders’ agreement;

(c)entering, amendment or termination of a shareholder’s agreement in which the Company is a party or intervener, or that has been recorded in the Company’s own book;

(d)entry or exit of a member that maintains, with the Company, an operational, financial, technological or administrative agreement or employment;

(e)authorization for trading the Securities issued by the Company in any market, national or foreign;

(f)decision to promote the cancellation of the Company’s registration as a publicly-held company;

(g)merger or spin-off involving the Company or related companies;

(h)transformation or dissolution of the Company;

(i)change in the composition of the Company’s equity;

(j)change in accounting criteria;

(k)renegotiation of debts;

(l)approval of the share call option plan;

(m)change in the rights and advantages of the Securities issued by the Company;

Exhibit 99.1

(n)share splitting or reverse splitting or bonus allocation;

(o)acquisition of Securities of the Company to remain in treasury or cancellation, and disposal of Securities thus acquired;

(p)profit or loss of the Company and the allocation of cash proceeds;

(q)execution or termination of the agreement, or failure to carry out the agreement, when the expectation of realization is of public knowledge;

(r)approval, change or withdrawal of project or delay in its implementation;

(s)beginning, resumption or shutdown of the manufacture or sale of the product or of the provision of service;

(t)discovery, change or development of technology or resources of the Company;

(u)change of projections disclosed by the Company; and

(v)request for judicial or extrajudicial restructuring, application for bankruptcy or filing of a lawsuit, administrative or arbitration proceedings that may affect the Company’s economic and financial situation.

4.1.2.It is clarified that, in any case, events to be disclosed as Material Act or Fact should have their materiality analyzed in the context of the ordinary activities, considering the size of the Company or its Affiliated Companies and Subsidiaries, as well as of the information previously disclosed, so that the weighting on the evaluation of the concept of Inside Information is not made in abstract form, thus avoiding the trivialization of disclosures of Material Acts or Facts, in detriment to the quality of the analysis by the market of the Company’s prospects.

5.MATERIAL ACT OR FACT DISCLOSURE METHOD

5.1.The communication of a Material Act or Fact to the CVM, to the Market Management Entities and to the market in general must be made immediately, by means of a written document, in a clear and precise manner, in a language accessible to the investing public.

5.2.The Material Act or Fact shall be disclosed to the investing public in at least one (1) news portal with a page in the World Wide Web, that offers in a section available free access to the information in its entirety.

5.3.The sending to the CVM of the file with the text of the Material Act or Fact must take place through the CVM Information Disclosure System, category “Relevant Fact”.

5.4.The Company shall disclose the Material Act or Fact simultaneously in Portuguese and English, without prejudice to the use of other languages, in accordance with the applicable regulations or if the Company’s Investor Relations Department deems it necessary. The Company will make every effort to avoid potential divergences between languages; however, in case of divergence of interpretation between Portuguese and other languages, the information in Portuguese is the one that prevails.

Exhibit 99.1

5.5.Whenever a Material Act or Fact is published by any means of communication, including information to the press or at meetings of class entities, investors, analysts or opinion makers, in the country or abroad, the Material Act or Fact will be released and sent prior or simultaneously to the CVM, Market Management Entities and the investing public.

5.6.The Material Act or Fact must preferably be disclosed after the closing of the business on the Market Management Entities. If disclosure before the opening of the trading session is required, such disclosure must be made, whenever possible, one (1) hour before the beginning or after, prevailing, in case of incompatibility of trading hours in markets of different countries, the opening hours of the Brazilian market.

5.7.If it is imperative that the disclosure of Material Act or Fact occurs during trading hours, the Investor Relations Officer may request at the same time as the domestic and foreign Market Management Entities, to suspend the trading of the Securities issued by the Company for the time necessary to properly disseminate the relevant information.

5.8.The Company may exceptionally fail to disclose a Material Act or Fact when the Controlling Shareholder or the Company’s Directors understand that the disclosure of the Material Act or Fact at that moment may jeopardize the Company’s legitimate interest. If the Material Act or Fact is linked to operations involving directly the Controlling Shareholder and it decides for its non-disclosure, the Controlling Shareholder must inform the Investor Relations Officer of the Company and/or the Investor Relations Department.

5.9.Even if the Controlling Shareholder or the Company’s Directors decide not to disclose a Material Act or Fact, in the event that the Material Act or Fact that was being kept confidential becomes public, or in the event of an atypical oscillation in the quoted price or traded quantity of Securities, the Controlling Shareholders or the Officers are obligated, through the Investor Relations Officer or directly, to arrange for the Material Act or Fact to be immediately communicated to the CVM, Market Management Entities and the investing public.

5.10.The Controlling Shareholders or the Directors may submit to the CVM analysis the need to provide that information that failed to be disclosed as per item 5.8.

6.MECHANISMS OF CONTROL AND RESTRICTION OF ACCESS TO INSIDE INFORMATION

6.1.For the purpose of preserving the secrecy of Inside Information, being those related to Material Act or Fact, or to the quarterly or annual financial statements not yet disclosed to the market, as defined above, it is recommended that the Individuals Subject to the Policy observe the following procedures, without prejudice to the adoption of other measures that are appropriate in the face of each real situation:

(a)Disclose the Inside Information strictly to those directly involved with the subject matter;

(b)not to discuss the Inside Information (i) in public places or in the presence of third parties who are not aware of it, or (ii) in telephone conferences in which it is not possible to be sure of who effectively are the persons who may participate;

(c)maintain safe the means by which Inside Information is stored and transmitted, restricting any unauthorized access; and

Exhibit 99.1

(d)not to comment on such Inside Information with third parties, including Spouses, Partners or Dependents.

7.INVESTORS SERVICE

7.1.Investors and market analysts shall always be attended by the Investor Relations Officer and/or the representative of the Investor Relations Department who may be accompanied by other Company’s Officers, at the discretion of the Investor Relations Officer.

8.DISCLOSURE ON THE ACQUISITION OR DISPOSAL OF RELEVANT SHAREHOLDING

8.1.The Individuals Subject to the Policy who carry out Relevant Trading must send to the Company, in the person of the Investor Relations Officer, immediately after the transaction, a communication covering all the information required by article 12, head provision and sections, of CVM Resolution 44/21.

8.2.The Investor Relations Officer, through the Company’s Investor Relations area, is responsible for transmitting the information related to Relevant Trading, as soon as received by the Company, to the CVM and to the Market Management Entities.

8.3.In the communication about Relevant Trading regarding the acquisition of rights over the Securities or the execution of derivative financial instruments referenced in shares, the following rules must be complied with:

8.3.1.The shares held directly and those referring by physically-settled derivative financial instruments must be considered together for purposes of verifying the percentage of Relevant Trading.

8.3.2.The shares referring by derivative financial instruments that are expected to be settled exclusively in cash shall be computed independently from the shares mentioned in item 8.3.1 for purposes of checking the percentage of Relevant Trading.

8.3.3.The number of shares referring in derivative instruments which confer economic exposure to the shares cannot be offset with the number of shares referenced in derivative instruments which produce inverse economic effects;

8.4.The obligations set forth in item 8.3 do not extend to Structured Transaction Certificates (“COE”), Securities index funds, and other derivative financial instruments in which the shares issued by the Company have a weighting of less than twenty percent (20%).

8.5.In cases in which the Relevant Trading results or has been made with the purpose of changing the composition of the control or the administrative structure of the Company, as well as in cases in which the Relevant Trading result in the obligation to make a public offer, pursuant to applicable regulations, the acquirer must also promote the disclosure of a notice containing the information provided in items I to V of the caput of article 12 of CVM Resolution No. 44/21, at least, by the same communication channel usually adopted by the Company indicated in item 5.2 of this Policy.

9.PUBLIC OFFER OF DISTRIBUTION

9.1.In the event of a public offer of distribution of Company Securities, whether decided or projected, the Company and the Individuals Subject to the Policy shall, without damage to other obligations set forth in the regulations issued by the CVM, and the disclosure by the Company of the periodic and eventual information required by the CVM:

Exhibit 99.1

(a)until the public offer is disclosed to the market, limit: (i) the disclosure of information on the offer to what is necessary for the purposes of the offer, warning the recipients about the reserved nature of the information transmitted; and (ii) the use of information reserved strictly for purposes related to the preparation of the offer;

(b)refrain from manifesting in the media on the offer or the offeror until the announcement of the closing of distribution within sixty (60) days prior to the protocol of the request for registration of the offer or from the date on which the offer was decided or projected, whichever occurs last; and

(c)as soon as the offer becomes public, when disclosing information related to the Company or the offer to: (i) observe the principles regarding quality, transparency and equal access to information; and (ii) clarify its links with the Company or its interest in the offer, in its manifestations in matters involving the offer, the Company or its Securities.

9.2.The prohibition set forth in item 9.1(b) above does not apply to (i) the disclosure of periodic and occasional information by the Company, which must be performed within the time limits established by applicable legislation and regulations; and (ii) information usually disclosed in the ordinary course of business of the Company. If the Company promotes communication actions on the occasion of the disclosure of results, such as collective or individual press interviews, teleconference with analysts, publication of official and publicity material, meetings with investors and disclosure of guidance, any event or action of communication should be accompanied by a warning, alerting the public concerning:

(a)the existence of a public offer of distribution in progress or in the process of being carried out, if the transaction has already been disclosed to the market and within the limits of what was disclosed; and

(b)the need for any interested person to read carefully the prospectus disclosed or to be disclosed, especially the section on risk factors, before making any decision regarding the offer.

9.3.The Company and the Persons Subject to the Policy shall also observe (i) the rules of conduct established by the local legal advisor in the context of public offers for the distribution of Securities carried out in accordance with CVM Instruction No. 400, of December 29, 2003, as amended, or with CVM Instruction No. 476, of January 16, 2009, as amended, as the case may be; and (ii) the rules of foreign law related to the prohibitions and other limitations of disclosure of information in the context of a public offer of distribution of the Company’s Securities, as advised by legal counsel in foreign law, whenever applicable.

10.DISCLOSURE OF QUARTERLY AND ANNUAL RESULTS

10.1.The Company’s quarterly and annual results will be released outside the trading hours of the Market Management Entities in which the Company’s Securities are admitted to trading.

10.2.The information related to the quarterly and annual results will be (i) filed with the CVM and the Market Management Entities, as applicable, (ii) available on the Company’s website; and, subsequently, (iii) made available to analysts and investors that are part of the Company’s register.

10.3.At such times, the Company must make, within five (5) business days after the disclosure, a public presentation on the information disclosed with analysts and investors, in accordance with the applicable regulations, and may also hold, at its discretion, collective interviews with the specialized

Exhibit 99.1

press, in order to provide extensive knowledge of the quarterly and annual results, without, however, disclosing other information not widely disclosed to the capital market.

10.4.The “Quite Period” prior to the public disclosure of the quarterly or annual financial statements is the conduct used by the Company to restrict information about its business to only those considered from a historical perspective, avoiding discourse about projections, estimates, goals and future achievements, so that there is no risk of being considered market guidance.

10.5.The Company adopts the systematics of the Quite Period in the fifteen (15) days prior to the disclosure date of the Company’s quarterly information (“ITR”) and annual information (“DFP”) to CVM and SEC, to the Market Management Entities, as well as its public disclosure.

10.6.The Company will inform the market through its annual calendar of the date of the disclosure of ITR and DFP and, at the same time, internally disclose the beginning of the Quite Period.

10.7.The Individuals Subject to the Policy are subject to the Quite Period.

10.8.Information that is characterized as a Material Act or Fact, and which does not directly relate to the content of financial information not yet disclosed, should continue to be normally disclosed to the market under this Policy.

11.PROJECTIONS

11.1.The disclosure of projections is information of a relevant nature, subject to the provisions of CVM Resolution No. 44/21. The disclosure of projections and estimates is optional, pursuant to the regulations issued by the CVM and, when the Company decides to disclose them, shall be: (a) included in the Reference Form; (b) identified as hypothetical data that do not constitute a promise of performance; (c) reasonable; and (d) accompanied by the relevant assumptions, parameters and methodology adopted, and if these are modified, the Company shall disclose, in the appropriate field of the Reference Form, that performed changes in the relevant assumptions, parameters and methodology of projections and estimates previously disclosed.

11.2.If disclosed, projections and estimates should be periodically reviewed, within an appropriate period for the purpose of the projection that, under no circumstances, should exceed one (1) year. The Company shall also quarterly review the projections disclosed in the Reference Form with the results effectively obtained in the quarter, indicating the reasons for possible differences, in the field “Comment on the behavior of business projections” of the ITR and DFP Forms.

11.3.Whenever assumptions of projections and estimates are provided by third parties, sources should be indicated.

11.4.If the disclosed projections are discontinued, this fact must be informed in the proper field of the Reference Form, accompanied by the reasons that led to its loss of validity, as well as disclosed in the form of Relevant Fact.

11.5.Projections should always be accompanied by usual reservations stating that these are predictions subject to risks and uncertainties and have been based on beliefs and assumptions of the Company’s management, according to information available in the market at that time.

12.LIABILITIES

Exhibit 99.1

12.1.It is the duty of the Individuals Subject to the Policy to, in addition to the other obligations set forth in this Policy:

(a)know, have access to and understand this Policy, as well as being fully aware of their respective obligations regarding its application;

(b)maintain confidentiality regarding information related to a Material Act or Fact of the Company to which it has privileged access due to the position or title they hold, until their disclosure to the market, being strictly prohibited the use of such information for the purpose of gaining advantage, for themselves or for others, subject to the application of the penalties provided for in applicable legislation and at Company’s discretion;

(c)ensure that its subordinates and third parties of its confidence keep confidential information related to a Material Act or Fact and do not use them, responding jointly with them in case of non-compliance;

(d)subject to the provisions of the item 2 above, adhere to the Policy upon signature of the Term of Acceptance or, alternatively, enter into a confidentiality agreement, as applicable;

(e)communicate to the Investor Relations Officer and/or the Investor Relations Department any information that may be deemed to characterize a Material Act or Fact, which shall decide on the need to disclose the matter to the market and on the level of detail of the disclosure; and

(f)respond promptly to requests for clarifications made by the Investor Relations Officer regarding the verification of the occurrence of Material Act or Fact.

12.1.1. The obligation to keep secrecy, set forth in item 12.1 “b” above, also applies to former Directors, former members (effective and alternate) of the Company’s Audit Board and former members of Other Management Bodies who left the Company prior to the public disclosure of Inside Information. The duty to keep secrecy will extend until the disclosure, by the Company, of the Material Act or Fact to the market.

12.2.It is the duty of the Investor Relations Officer to, in addition to the other obligations set forth in this Policy:

(a)send to CVM, through an electronic system available on the CVM page in the World Wide Web, and, as the case may be, to the Market Management Entities any Material Act or Fact occurring or related to the Company’s business;

(b)ensure the wide and immediate dissemination of the Material Act or Fact disclosed or communicated simultaneously in all markets in which such Securities are admitted to trading;

(c)make the disclosure of a Material Act or Fact precedes or is done simultaneously with the transmission of information by any means of communication, including press information, or at meetings of class entities, investors, analysts or selected public, in the country or abroad;

(d)inquire persons with access to a Material Act or Fact, in order to determine whether they are aware of information that should be disclosed to the market, in the event of an atypical oscillation in the price, negotiated quantity of the Securities, or provision of additional clarifications to the CVM and, as the case may be, to the Market Management Entities;

Exhibit 99.1

(e)disclose Material Act or Fact, subject to the provisions in items 5.6 and 5.7;

(f)immediately disclose a Material Act or Fact that has, exceptionally, ceased to be disclosed because the Controlling Shareholders or the Directors believe that its disclosure would jeopardize the Company’s legitimate interest, in the event that the information evades the control or if there is an atypical oscillation in the quotation, price or quantity of the Securities;

(g)provide the requested information, should the CVM or the Market Management Entities require clarification on the communication and disclosure of Material Act or Fact;

(h)analyze any rumors or speculation about the Company and evaluate whether an official communication of the Company to the market is necessary;

(i)once the news coverage in the press involving Inside Information or the publication of news that adds a new fact about an already disclosed information is analyzed, to analyze the potential impact of the news on the negotiations and, if it is the case, to manifest immediately on the said news, through the CVM Information Disclosure System;

(j)administer the present Policy, as well as to transmit to CVM and/or to the Market Management Entities in which the Company’s Securities are admitted to trading the information received in accordance with the present Policy, as required in terms of applicable legislation;

(k)transmit to CVM and, as the case may be, to the Market Management Entities in which the Company’s shares are admitted to trading, the information related to the ownership report and trading with Securities of the Company, Parent Companies and Subsidiaries, provided to the Company pursuant to item 6 of the Company’s Securities Trading Policy; and

(l)transmit the information referred to in the item 8 above, once received by the Company, to CVM and, if applicable, to the Market Management Entities in which the Company’s shares are admitted to trading.

12.3.Without prejudice to the provisions in item 12.2, it is incumbent upon the Controlling Shareholders, Statutory Officers, members of the Board of Directors and Other Management Bodies to:

(a)immediately communicate to the CVM and, as the case may be, to the Market Management Entities any Material Act or Fact of which they are aware, in case they note the omission of the Investor Relations Officer in the fulfillment of their duty of communication and disclosure, including in the event of item 5.9; and

(b)inform the Investor Relations Officer in advance of the content of any interview or press statement involving the Company, which may be set forth in a Material Act or Fact.

12.3.1. If any Director intends to comment in the media, by any means of communication, including through the internet or social networks, any information that they have had access to and there is doubt about their qualification as Inside Information, the Investor Relations Officer should be previously communicated so that they can assess whether the information constitutes a Material Act or Fact and must be simultaneously disclosed to the market.

Exhibit 99.1

12.4.It is the duty of the Company, through its Investor Relations Officer to, in addition to the other obligations set forth in this Policy:

(a)formally communicate the terms of this Policy to the Individuals Subject to the Policy, obtaining the respective formal adhesion by signing the Term of Acceptance, which shall be filed at the Company’s headquarters while the person with it maintains a bond, and for five (5) years at least, after termination;

(b)maintain at its headquarters, at the disposal of the CVM, an updated list of Individuals Subject to the Policy, as well as of those persons who violate this Policy, and respective qualifications, indicating position or function, address and registration number in the National Register of Legal Entities or in the Register of Individuals; and

(c)indicate the Relevant Employees, who must formally adhere to this Policy, as well as Suppliers and Service Providers who must execute the confidentiality agreement.

12.5.It is the duty of the Investor Relations Department to, together with the Internal Audit, in addition to the other obligations set forth in this Policy:

(a)report to the Ethics and Conduct Committee of the Company the identified cases of violation of the Policy; and

(b)advise the Investor Relations Officer on compliance with this Policy.

12.5.1.The Investor Relations Department, under the supervision of the Investor Relations Officer, is authorized to disclose a Material Act or Fact.

12.6.It is the duty of the Human Resources Department, in addition to the other obligations set forth in this Policy to support the Investor Relations Department to provide the Terms of Acceptance of Relevant Employees, as well as other persons not expressly referred to in the item 2.1 above, and be responsible for filing and control of such adhesions, keeping them filed for at least five (5) years.

12.7.It is the duty of all Relevant Employees to, in addition to the other obligations set forth in this Policy:

(a)sign the Term of Acceptance, forwarding to the Investor Relations Department for due filing;

(b)arrange for the signature of the confidentiality agreement, by any persons it identifies as Suppliers and Service Providers, and to deliver said agreement to the Investor Relations Department for filing;

(c)maintain confidentiality of the information related to a Material Act or Fact to which they have privileged access until their disclosure to the market, as well as to ensure that subordinates and third parties of their trust also do so, responding jointly with them in the event of non-compliance; and

(d)not to grant an interview or press statement involving a Material Act or Fact of the Company, without being previously authorized to do so by the Investor Relations Officer.

12.8.The Investor Relations Department shall, further to their other duties, shall be responsible

Exhibit 99.1

for determining the referral of cases of violation to the Ethics and Conduct Committee or to the Statutory Audit Committee, as the case may be, for knowledge and deliberation, according to the item 13.2 below.

12.9.The Company’s Board of Directors, after analysis by the Company’s Ethics and Conduct Committee or the Audit Statutory Committee, as the case may be, has the duty to analyze the cases of violation sent by the Investor Relations Department or received through the other contact channels made available by the Company, and to deliberate or recommend, when applicable, the disciplinary measures applicable.

13.POLICY VIOLATION

13.1.Failure to comply with this Policy subjects the offender to disciplinary sanctions, in accordance with the Company’s internal rules, such as guiding, warning, suspension or dismissal for fair cause, according to the seriousness of the infraction, without prejudice to administrative, civil and criminal sanctions applicable.

13.2.The sanctions mentioned in the item 13.1 above will be defined as below:

(a)to the Controlling Shareholders, Directors and members of Other Management Bodies will be applied the sanctions decided by the Company’s Board of Directors, with recommendations from the Ethics and Conduct Committee and the Statutory Audit Committee, as the case may be; and

(b)to the Relevant Employees will be applied the sanctions deliberated by the Ethics and Conduct Committee.

13.3.The infraction practiced by any supplier or service provider is to be considered a contractual default and the Company may, without any burden, terminate the respective contract and demand payment of the fine established therein, without prejudice to the losses and damages.

13.4.Any person who is aware of the violation of this Policy shall immediately notify the Investor Relations Department or the Company’s ombudsman, through the contact channels made available by the Company, to take the necessary action.

14.APPROVAL

14.1.This Policy shall come into force, for an indefinite period, on the date of its approval by the Board of Directors, replacing the Policy previously in force.

14.2.The Company’s Board of Directors is the Company’s body that has exclusive competence to change, in any event, this Policy.

14.3.Any amendment to this Policy shall be communicated by the Investor Relations Officer to the CVM and to the Market Management Entities entity in which the Securities of the Company are admitted to trading, and the communication shall be accompanied by a copy of the resolution and content of the documents that discipline and integrate the Policy.

14.4.The Individuals Subject to the Policy will be formally informed of the terms of the Board of Directors’ resolution approving the revision or amendment of the Policy.

Exhibit 99.1

14.5.No revision or amendment of this Policy may be approved when pending a Material Act or Fact not yet disclosed.

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